51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company")

542 Newbold St.

London, ON N6E 2S5

Item 2 Date of Material Change

September 3, 2025

Item 3 News Release

The news release dated September 4, 2025 was disseminated via Globe Newswire.

Item 4 Summary of Material Change

On September 3, 2025, the Company entered into an expanded agreement (the "KCSA Agreement") with Kanan Corbin Schupak & Aronow, Inc. dba KCSA Strategic Communications ("KCSA"), a fully integrated strategic communications agency headquartered in New York City, specializing in public relations, investor relations and digital marketing.

KCSA will provide public relations services in addition to its existing investor relations and digital marketing support to Aduro, including media relations, ESG positioning, amplification of the Company's technical and commercial milestones, technical explainer series, executive interviews, media kits, thought leadership articles, social amplification, and event campaigns. These services will be delivered across financial news outlets, ESG and technical media, investor conferences, podcasts, LinkedIn, X/Twitter, and industry panels. The KCSA Agreement will continue on a monthly basis for six months beginning September 8, 2025 (the "KCSA Term"). In consideration for the additional services to be provided by KCSA, the Company has agreed to pay KCSA a monthly cash fee of US$10,000 per month for duration of the KCSA Term.

KCSA is arm's length to the Company and does not own any securities of Aduro as of the date of this release; however, KCSA may acquire an interest in the securities of the Company in the future. Other than its existing investor relations engagement and the public relations agreement described herein, KCSA has no other relationship with the Company. No stock options or other compensation are being granted in connection with the engagement of KCSA.

Item 5 Full Description of Material Change

The material change is fully described in item 4 above and in the news release which has been filed on SEDAR+ at www.sedarplus.com.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Ofer Vicus, Chief Executive Officer

Telephone: 604-362-7011

Item 9 Date of Report

September 4, 2025